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                                                        Exhibit(a)(13)


                      STATE STREET BANK AND TRUST COMPANY
                              225 Franklin Street
                          Boston, Massachusetts 02110



Dear ESOP Participant:

     As you may know, The Turner Corporation ("Turner") has entered into an Agreement and Plan of Merger with HOCHTIEF AG ("HOCHTIEF"). As part of the combination of the two companies, a subsidiary of HOCHTIEF, Beta Acquisition Corp. ("Beta"), has offered (the "Offer") to purchase all of the issued and outstanding shares of Turner common stock, par value $1.00 per share (the "Common Stock"), for $28.625 per share in cash. The enclosed materials describe the tender offer in greater detail, including the conditions that must be satisfied before Beta will purchase shares in the tender offer. After Beta purchases shares in the tender offer, Turner will merge with Beta. Thereafter, Turner will be a wholly owned subsidiary of HOCHTIEF. In the merger, shares of Turner common stock that have not been purchased by Beta will be canceled and converted into the right to receive $28.625 in cash.

     State Street Bank and Trust Company currently serves as trustee (the "Trustee") of The Turner Corporation Employee Stock Ownership Plan (the "ESOP"). The purpose of this letter is to inform you that, as an ESOP participant and named fiduciary, you have the right to instruct the Trustee, on a confidential basis, whether to tender to Beta the shares of Common Stock allocated to your ESOP account in response to the Offer.

     In connection with the Offer, we have enclosed the following material:

          (a) Beta's Offer to Purchase dated August 20, 1999;
          (b) A letter from The Turner Corporation to stockholders concerning the Offer;
          (c) Schedule 14D-9; and
          (d) A Direction Form

     YOU ARE URGED TO EXAMINE CAREFULLY THE ENCLOSED MATERIAL AND ANY OTHER MATERIAL YOU RECEIVE CONCERNING THE OFFER. A RESPONSE IS REQUIRED ON OR BEFORE SEPTEMBER 16, 1999.

     After reading the enclosures and any other materials sent to you, you have the right to instruct the Trustee whether to tender or not tender the shares of Common Stock allocated to your individual account in the ESOP on the enclosed Direction Form. The Trustee's obligation to follow your instructions is subject to its fiduciary duties under applicable law. These duties are summarized below.

     If the Offer is accepted, proceeds received by ESOP participants who tender their shares will be allocated to their individual accounts under the ESOP and will be distributed if the ESOP is terminated or in accordance with the ESOP's distribution provisions.

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The ESOP's Tender Offer Provisions
----------------------------------

     The ESOP provides that you are entitled to instruct the Trustee whether to tender or not tender the Common Stock allocated to your ESOP account as to any tender offers received with respect to the shares. If you instruct the Trustee to tender the shares allocated to your ESOP account and Beta purchases shares in the tender offer, Beta will purchase them for $28.625 per share in cash. If you instruct the Trustee not to tender the shares, the shares will remain allocated to your account until the merger is completed. If you do not return or properly complete the Direction Form, the Trustee will deem you to have decided not to tender the shares, and, in accordance with the provisions of the ESOP, the Trustee will not tender the shares allocated to your account.


Review by Trustee and Trustee Duties
------------------------------------

     The actions of the Trustee with respect to tendering or not tendering the shares of Common Stock held in the ESOP in accordance with the terms of the ESOP are governed by the fiduciary duties and requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Based upon the standards set by the United States Department of Labor and the advice of counsel, the Trustee will tender or not tender shares of Common Stock in accordance with instructions it receives from ESOP participants and the provisions of the ESOP unless the Trustee concludes that following the participant directions or the ESOP provisions is inconsistent with ERISA, or that following these provisions or directions would produce an imprudent result for the ESOP participants and their beneficiaries. If the Trustee determines that ERISA prohibits it from following participants' directions in accordance with the terms of the ESOP it will exercise its discretion in a manner consistent with its fiduciary duties under ERISA, and will determine whether to tender or not tender the shares held by the ESOP.


     In determining whether to follow the participants' directions, the Trustee will, among other things, consider whether participants have received information which will allow them to make an informed decision and whether the participants have acted independently and without being subject to coercion or undue pressure. PLEASE NOTE THAT, OTHER THAN THE DIRECTION FORM, THE TRUSTEE HAS NOT PREPARED THE ENCLOSED MATERIAL AND CANNOT VERIFY THE ACCURACY OF THE MATERIAL OR ITS CONTENTS.


     In accordance with its customary procedures, the Trustee makes no recommendation on how ESOP participants should instruct the Trustee with regard to the tender of their shares.


Tender Instructions
-------------------

     Instructions concerning the Offer must be received by 4:00 p.m. Eastern Time on Thursday, September 16, 1999 at the following address:


                    State Street Bank and Trust Company
                    P.O. Box 1997
                    New York, N.Y. 10117-0024


or faxed to (212) 645-8046.
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     Enclosed is a self-addressed, postage-prepaid envelope. Due to the short time frame we have to respond to this Offer, you are encouraged to fax the Direction Form to the tabulator. If the enclosed Direction Form is received by the tabulator after the 4:00 p.m. deadline on Thursday, September 16, 1999 there is no assurance that the instruction on such form will be followed by the Trustee.

     To make your election, YOU MUST FILL OUT AND SIGN THE ENCLOSED Direction Form, and mail the Direction Form in the enclosed, postage-paid envelope or send your form via facsimile to the CORRECT fax number.

     Please note that in order to provide the Trustee with sufficient time to tabulate your instructions, the date by which you must provide instructions to the Trustee has been set (1) day earlier than the date by which shareholders who hold their shares directly must respond to the Offer.


CHANGING OR REVOKING YOUR DIRECTION FORM
----------------------------------------

     After you have instructed the Trustee, you may change your decision regarding whether to tender the shares held in your ESOP account, provided that the Trustee receives your revised instructions prior to 4:00 p.m. Eastern Time on Thursday, September 16, 1999.


CONFIDENTIALITY
---------------

     Your instructions to the Trustee will be kept strictly confidential. The Direction Forms will be tabulated by the Trustee and each participant's direction and any other communication you have with the Trustee will be kept confidential by the Trustee and will not be divulged to anyone, except as required by law. Neither Turner nor HOCHTIEF will have access to individual Direction Forms even after the Offer has been accepted.


                           Sincerely,

                           State Street Bank and Trust Company, Trustee of
                           The Turner Corporation Employee Stock Ownership Plan